UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-42393 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allen C. Ewing & Co.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

112 South Tryon Street, Suite 1220
(No. and Street)

| Charlotte | North Carolina | 28284 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Tamarah Taylor | 704-332-2032 | tjones@allenewing.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cornelius Schou & Leone
(Name – if individual, state last, first, and middle name)

| 3601 Cardinal Point Drive | Jacksonville | FL | 32257 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 11/30/2009 | 3987 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David Jackson, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allen C. Ewing & Co., as of December 31, 2 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAURA MARSHALL NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature:

Title: President

Notary Public LAURA MARSHALL
COMMISSION EXPIRES:

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# ALLEN C. EWING & CO.

# REPORT ON AUDIT OF FINANCIAL STATEMENTS

# DECEMBER 31, 2021

**ALLEN C. EWING & CO.**

**TABLE OF CONTENTS**

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Company
Jacksonville, Florida

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Allen C. Ewing & Company as of December 31, 2021, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allen C. Ewing & Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Allen C. Ewing & Company's management. Our responsibility is to express an opinion on Allen C. Ewing & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allen C. Ewing & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

To the Board of Directors
Allen C. Ewing & Co.
February 18, 2021
Page Two

**Auditor's Report on Supplemental Information**

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Allen C. Ewing & Company's financial statements. The supplemental information is the responsibility of Allen C. Ewing & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Cornelius, Schou & Leone*

We have served as Allen Ewing & Company's auditor since 2018.
Jacksonville, Florida
February 18, 2021

**ALLEN C. EWING & CO.**

**STATEMENT OF FINANCIAL CONDITION**

**AS OF DECEMBER 31, 2021**

## ASSETS

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 202,768 |
| Commissions Receivable | | 214 |
| Due From Ewing Capital Partners | | 100 |
| Prepaid Expenses | | 1,262 |
| Fixed Assets | | |
| Property and Equipment, net of accumulated depreciation of $76,048 | | 1,055 |
| **TOTAL ASSETS** | | 205,399 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | | 3,192 |
| Commissions Payable | | 18,000 |
| SBA EIDL Loan | | 81,347 |
| **TOTAL LIABILITIES** | $ | 102,539 |
| | | |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, $0.10 par value; 15,000 sharse authorized; 5,100 shares issued and outstanding | | 510 |
| Addional paid-in capital | | 1,756,532 |
| Accumulated Deficit | | (1,654,182) |
| **TOTAL STOCKHOLDER'S EQUITY** | | 102,860 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 205,399 |

**ALLEN C. EWING & CO.**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ | 348,688 |
| Investment Banking Revenues | | 300,000 |
| Management counsulting fees | | 213 |
| Capital Placement fees | | 120,000 |
| Retainer Fee | | 21,200 |
| Administrative Fees | | 25,646 |
| **TOTAL REVENUES** | | 815,746 |
| | | |
| **EXPENSES** | | |
| General and administrative expenses | | 143,499 |
| Salary and commission expense | | 784,694 |
| **TOTAL EXPENSES** | | 928,193 |
| | | |
| Operating loss | | (112,447) |
| Other income, net | | 5 |
| PPP Forgiven Loan | | 74,817 |
| SBA EIDL Grant | | 10,000 |
| Employee Rentention Credit | | 42,000 |
| **NET LOSS** | $ | 14,375 |

**ALLEN C. EWING & CO.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| **BALANCE AT THE BEGINNING OF THE YEAR** | $ 510 | $ 1,756,532 | $ (1,668,557) | $ 88,484 |
| Net loss | - | - | 14,375 | 14,375 |
| **BALANCE AT THE END OF THE YEAR** | $ 510 | $ 1,756,532 | $ (1,654,182) | $ 102,860 |

**ALLEN C. EWING & CO.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net (Loss) | $ | 14,375 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Cash Used in Operating Activities | | |
| Changes in operating assets and liabilities: | | |
| Depreciation Expenses | | 817 |
| Commissions Receivable | | 2,492 |
| Due from affiliates | | 100 |
| Prepaid Expenses | | 1,663 |
| Tax Deferred Valuation | | 1,679 |
| Accounts Payable | | (26,680) |
| Due to Non-Employee | | (6,480) |
| Commissions Payable | | 18,000 |
| Deferred Tax Asset | | (1,679) |
| Net Cash Used by Operating Activities | | 4,287 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of Property, Plant and Equipment | | (1,166) |
| Net Cash Provided by Investing Activities | | (1,166) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Principal Payments on EIDL Loan | | (8,553) |
| Net Cash Provided by Financing Activities | | (8,553) |
| **NET INCREASE IN CASH** | | (5,432) |
| **CASH AT BEGINNING OF YEAR** | | 208,200 |
| **CASH AT END OF YEAR** | $ | 202,768 |

## NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— ALLEN C. EWING & CO. a Florida C corporation (the Firm), is a registered broker/dealer with the Securities and Exchange Commission (SEC) A and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm provides sales of life insurance and annuities, fund management and investment banking services, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeast United States.

   The sole stockholder of the Firm is Ewing Capital Partners, LLC (ECP), a Florida limited liability company.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2021.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits. The firm has not experienced any losses on such accounts and management does not believe that it is exposed to any significant credit risk on cash.

e. Accounts Receivable— Accounts Receivable consists of primarily of commission receivables recorded at the original invoice amount net of allowances for contractual adjustments and estimated uncollectible accounts, if any, and do not bear interest. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. The Firm determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote. At December 31, 2021, the Firm determined that there was a $200.00 allowance for an uncollectible accounts receivable.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year ending December 31, 2021.

g. Revenue Recognition— Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

h. Commissions—Commissions and related expenses are recorded on a trade-date basis as the securities transaction occur.

## NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

i. Property and Equipment—Property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Estimated useful lives for depreciation are between 3 and 10 years.

In accordance with authoritative guidance, the Firm reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist at December 31, 2021.

j. Investments—Investments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

k. Income Taxes—The Firm records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Firm evaluates its tax position for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Firm recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Firm has analyzed tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

l. Revenue Recognition—Private placement fees are earned by assisting customers in raising capital from private investors. Private placement revenues are recognized when the terms of the engagement have been fulfilled.

Commissions are earned on sales of mutual fund shares, life insurance policies and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized when earned.

Investment banking fees are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Management consulting services revenue are recognized as the related services are rendered.

## NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2021, there were commissions receivable of $212.76 and accrued commissions payable of $18,000.

**NOTE 3: EXEMPTION UNDER RULE 15c3-3**

The Firm claims an exemption under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. During the year ended December 31, 2021 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

**NOTE 4: INCOME TAX EXPENSE**

The Firm has elected to be treated as an C Corporation for tax purposes.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2021.

The firm's federal and state income tax returns are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

**NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES**

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The adoption of this standard does not currently have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

**NOTE 6: NET CAPITAL REQUIREMENTS**

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2021, net capital as defined by the rules, equaled $100,443. The ratio of aggregate indebtedness to net capital was 1:1. Net capital in excess of the minimum required was $95,443.

**NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)**

There were no material reconciling items between the December 31, 2021 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

## NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

## NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2021. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

## NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2022, the date which the report of the independent registered accounting firm was available to be issued.

## NOTE 11: INCOME TAXES

The components of the Firm's deferred tax assets consisted of the following at December 31, 2021:

| | |
|---|---|
| Net Operating Loss: | $ 123,594 |
| Valuation allowance | (123,594) |
| Deferred tax assets, net | $ 0 |

Based on the available objective evidence, the Firm believe it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Firm provided for a full valuation allowance against its deferred tax assets at December 31, 2021. The firm has total net operating loss carryforwards available to offset future taxable income of approximately $1,529,919. To the extent not used, these loss carryforwards will begin to expire in 2023.

## NOTE 12: RELATED PARTY TRANSACTIONS

The Firm, is a wholly-owned subsidiary of Ewing Capital Partners (ECP). The Firm owed Ewing Capital Partners (ECP), $0 at December 31, 2021. These unsecured balances are due on demand and do not accrue interest.

There were no amounts receivable or payable as of December 31, 2021.

## NOTE 13: COMMITMENTS AND BUSINESS CONCENTRATIONS

Concentrations—Financial instruments which potentially subject the Firm to a concentration of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents balances are exposed to credit risk since the Firm periodically maintains balances more than federally insured limits. The Firm does not believe it is exposed to any significant credit risk on these deposits.

During the year ended December 31, 2021, the Firm generated revenues from one customer comprising 37 percent of total revenues

Leases—The Firm leases a facility under non-cancelable operating lease agreements which expires on April 30, 2022. The Company will be month to month thereafter. The lease expense was $18,192 for the year ended December 31, 2021 and has been included under the caption of general and administrative expenses on the accompanying statement of income.

Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms more than one year consisted of the following at year end.

| | |
|---|---|
| 2022 | $ 6684 |
| Total | $ 6684 |

## NOTE 14: CONTINGENCIES AND GUARANTEES

The Firm has no commitments, contingencies or guarantees that may result in a loss or future obligation for the year ending December 31, 2021.

There are no claims that we are aware of that the firm may be asserted against Allen C. Ewing & Co.

## NOTE 15: OTHER FINANCIAL NOTES

The Paycheck Protection Loan, established by the Cares Act, was implemented by the Small Business Administration in response to COVID-19. The Firm chose to participate in the funding of this resource to support in the maintenance of the payroll and overhead expenses due to the decrease in revenue from the COVID-19. As required by the Cares Act, the firm has applied and been approved for forgiveness of this loan.

## NOTE 16: NOTES PAYABLE AND LONG-TERM DEBT

During July 2020, the firm entered into a financing agreement with the US Small Business Administration (SBA) in the amount of $100,000. Payments were deferred until July 2021, however the firm begin making repayments in December 2020. The loan is payable over a 30 year term with monthly payments of $488.00, including interest at 3.75% per annum, secured by all future assets of the firm. There is no penalty for prepayment.

Aggregate principal payments for the next 5 years and thereafter are as follows:

| | |
|---|---|
| Year ending December 31, | |
| 2022 | $ 2,840 |
| 2023 | $ 2,948 |
| 2024 | $ 3,061 |
| 2025 | $ 3,178 |
| 2026 | $ 3,299 |
| Thereafter | $66,021 |
| Total long-term debt and notes payable | $81,347 |

## NOTE 17: ADOPTION OF NEW ACCOUNTING STANDARD

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance under U.S. GAAP. The ASU also required expanded disclosures related to the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted the new standard effective January 1, 2021, the first day of the Company's fiscal year using the modified retrospective approach, which requires that the cumulative effect of the changes related to adoption be charged to beginning retained earnings. The Company applied the new guidance only to contracts

that were not complete as of January 1, 2019. Adoption of the new guidance resulted in no change to retained earnings as pf January 1, 2019.

**ALLEN C. EWING & CO.**

**COMPUTATION OF NET CAPITAL REQUIREMENTS**

**FOR THE YEAR ENDED DECEMBER 31, 2021**

**SCHEDULE I, II, III**

***SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1***

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 102,860 |
| less nonallowable assets from Statement of Financial Condition | | (2,417) |
| Total ownership equity qualified for Net Capital | $ | 100,443 |
| Haircuts on securities | | - |
| Net Capital before haircuts on securities positions | $ | 100,443 |

***SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1***

| | | |
|---|---|---|
| Aggregate indebtedness | $ | 102,539 |
| Net Capital required based on aggregate indebtedness (6-2/3%) | | 6,839 |
| ***COMPUTATION OF BASIC NET CAPITAL REQUIREMENT*** | | |
| Minimum dollar net capital requirement of reporting broker or dealer | | 5,000 |
| Excess net capital | | 95,443 |
| ***COMPUTATION OF AGGREGATE INDEBTEDNESS*** | | |
| (a) - 10% of total aggregate indebtedness | | 10,254 |
| (b) - 120% of minimum net capital requirements | | 6,000 |
| Net Capital less the greater of (a) or (b) | | 94,443 |
| Percentage of Aggregate Indebtedness to Net Capital | | 102.09% |

***SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDERRULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1***

ALLEN C. EWING & CO. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15C3-3. Therefore ALLEN C. EWING & CO. is exempt from the provisions of this rule.

***FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL***

At December 31, 2021, there were the following matereial differences between audited net capital, above, and net capital reported in the Firm's Part II (unaudited) FOCUS report.

| | | |
|---|---|---|
| Net Capital as reported in FOCUS Report for Qtr 4-2021 | $ | 100,159 |
| Miscellaneous Adjustment | | - |
| Net Capital as reported in Audited Financial Statements | $ | 100,159 |

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors of
Allen C. Ewing & Company
Jacksonville, Florida

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Allen C. Ewing & Company ("the Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

CORNELIUS SCHOU & LEONE
Certified Public Accountants
& Business Advisors



4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Cornelius, Schou & Leone, LLC*

Jacksonville, Florida
February 28, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

**General Assessment Reconciliation**

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ALLEN C EWING & CO
7801 BAYMEADOWS RD
SUITE 200
JACKSONVILLE FL 32256
FINRA 8-42393 DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 941

B. Less payment made with SIPC-6 filed (exclude interest) ( 111 )
7/31/21
Date Paid

C. Less prior overpayment applied ( – )

D. Assessment balance due or (overpayment) 830

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 830

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $ ______

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLEN C EWING & Co
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of FEBRUARY, 20 22.

PRESIDENT
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/21
and ending 12/31/21

**Item No.**

| | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 815,751 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 188,115 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 188,115 |
| 2d. SIPC Net Operating Revenues | $ 627,636 |
| 2e. General Assessment @ .0015 | $ 941 |

(to page 1, line 2.A.)

CORNELIUS SCHOU & LEONE
Certified Public Accountants & Business Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Company
Jacksonville, Florida

Allen C. Ewing & Company (the Firm) is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm provides sales of life insurance and annuities, fund management and investment banking services, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeastern United States.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Allen C. Ewing & Company met the following provisions of Footnote 74 of SEC Release No. 34-70073:

- Allen C. Ewing & Company does not directly or indirectly receive, hold, or owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or b(2) of Rule 15c2-4.
- Allen C. Ewing & Company does not carry accounts of customers.
- Allen C. Ewing & Company does not carry proprietary accounts as defined in Rule 15c3-3.

Allen C. Ewing & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen C. Ewing & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

To the Board of Directors
Allen C. Ewing & Company
Page Two
February 28, 2022

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

Cornelius, Schou & Leone

Jacksonville, Florida
February 28, 2022

# EWING

INVESTMENT BANKERS SINCE 1939

**EXEMPTION REPORT**
**YEAR ENDING DECEMBER 31, 2021**

Allen C. Ewing & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of it's knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to : (1) effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company
   a. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company;
   b. did not carry accounts of or for customers; and
   c. did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ending December 31, 2021.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

**Allen C. Ewing & Co.**

I, **David W. Jackson, Jr.**, affirm that to my best knowledge and belief, this Exemption Report is true and accurate.

By: [signature]

Title: President

Date: February 24, 2022